Exhibit 99.1

December 7, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Gazit-Globe Ltd. (the "Company") - Rejection by Supreme Court of Israel of Application for Leave to Appeal Ruling Relating to Discovery and Inspection of Documents as a Prerequisite to an Application for a Derivative Lawsuit

Further to the immediate reports of the Company dated January 18, 2016, August 11, 2016, and October 6, 2016, the Company reported, on December 7, 2016, that the Supreme Court of Israel has rejected the applicants' Application for Leave to appeal the ruling of the Department of Economic Affairs at the Tel-Aviv District Court, pursuant to which ruling the District Court had rejected the application by a shareholder of the Company, filed against the Company and its subsidiary, Gazit-Globe Israel (Development) Ltd., for discovery and inspection of documents, as a prerequisite to the application for a derivative lawsuit against the defendants and their officers and directors, with respect to alleged failures regarding investments made in Amos Luzon Entrepreneurship and Energy Ltd. (formerly U. Dori Group Ltd.) and resulting damages suffered by such Companies. The Supreme Court also ordered the applicants to pay expenses in connection with such Application for Leave.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.